Writer’s Direct Number: (425) 313-2060
Fax: (425) 313-6800
March 23, 2026
BY EDGAR

Robert Shapiro and Doug Jones
Division of Corporation Finance
Office of Trade & Services
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Re:    Costco Wholesale Corporation
Form 10-K for Fiscal Year Ended August 31, 2025
File No. 000-20355
Dear Mr. Shapiro and Mr. Jones:

In response to your letter of March 4, 2026 (the “Letter”), please see the discussion below, which corresponds to the paragraph in your letter.
Form 10-K for Fiscal Year Ended August 31, 2025
Management's Discussion and Analysis of Financial Condition and Results of Operations
Liquidity and Capital Resources
Cash Flows from Operating Activities, page 29
1.Please provide a period to period comparative analysis and discussion of changes in cash flows from operating activities, including changes in working capital components, in your annual and interim period reports. In doing so, explain the underlying business reasons and implications of material changes between periods to provide investors with an understanding of variability and potential trends in cash flows. Ensure your discussion and analysis is not merely a recitation of changes evident from the consolidated statements of cash flows. Refer to Item 303(a) and (b) of Regulation S-K and SEC Release No. 33-8350.
Response:
We respectfully acknowledge the Staff’s comments and will expand our disclosures to include a comparative analysis and discussion of changes in cash flows from operating activities in future filings. The following is an example of the future disclosure:
Cash Flows from Operating Activities

Our cash flow provided by operations is primarily from net sales and membership fees. Cash flow used in operations generally consists of payments to merchandise suppliers, warehouse operating costs, including wages and employee benefits, utilities, credit and debit card processing fees, and operating leases. Cash used in operations also includes payments for income taxes. Changes in our net investment in merchandise inventories (the difference between merchandise inventories and accounts payable) is impacted by several factors, including inventory levels and turnover, payment terms with suppliers, and early payments to obtain discounts. Net cash provided by operating activities totaled $13,335 in 2025, compared to $11,339 in 2024. The increase was primarily due to higher cash flow provided from operating income, as well as reduced net investment in merchandise inventories. The latter was a result of faster inventory turns and improved payment terms with suppliers.

2.You disclose the CODM utilizes operating income in evaluating performance and allocating resources but not how the measure is used for these purposes. Refer to ASC 280-10-50-29(f) and ASC 280-10-55-47(bb). Please revise as appropriate.
Response:
We will revise our disclosure in our future filings to include how the CODM utilizes operating income as described below:
The CODM uses the metrics outlined in the table below, along with internal management reports, to evaluate performance, monitor actual results versus budget and prior year results, and make strategic and operational resource allocation decisions.
Please contact me if you have any questions or further comments.
Sincerely,
COSTCO WHOLESALE CORPORATION

/s/ GARY MILLERCHIP
Gary Millerchip
Executive Vice President and Chief Financial Officer